TreeHouse Foods, Inc.
c/o Dean Foods Company
2515 McKinney Avenue, Suite 1200
Dallas, Texas 75201

June 10, 2005

VIA FACSIMILE (202-772-9368) AND EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	TreeHouse Foods, Inc. Form 10 Registration Statement File No. 001-32504 Request for Acceleration

      Ladies and Gentlemen:

      We understand that, in accordance with Section 12(d) of the Securities Exchange Act of 1934, as amended (the “Act”), and Rule 12d1-3 promulgated thereunder, the Securities and Exchange Commission (the “Commission”) has received certification from the New York Stock Exchange (the “Exchange”) that the common stock of TreeHouse Foods, Inc. (the “Registrant”) has been approved for listing on the Exchange. Therefore, in contemplation of the listing of the Registrant’s common stock on the Exchange and pursuant to Rule 12d1-2 promulgated under the Act, the Registrant hereby requests acceleration of the effective date of its Registration Statement on Form 10 (File No.001-32504), as amended (the “Registration Statement”), so that it may become effective at 8:00 a.m. on June 14, 2005, or as soon thereafter as practicable.

      The Registrant hereby acknowledges that:

(i)	should the Commission or the staff, acting pursuant to delegated authority, accelerate the effectiveness of the Registration Statement, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)	the action of the Commission or the staff, acting pursuant to delegated authority, in accelerating the effectiveness of the Registration Statement, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)	the Registrant may not assert the action of the Commission or the staff, acting pursuant to delegated authority, in accelerating the effectiveness of the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, TREEHOUSE FOODS, INC.
By:	/s/ Lisa N. Tyson
	Name:	Lisa N. Tyson
	Title:	Vice President and Secretary